29

Follow-Up Materials

05011676

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: EBRD

COMPANY NAME: European Bank for Reconstruction & Development

COMPANY ADDRESS:

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-6 FISCAL YEAR:

(03/94)

DOCUMENT OF THE EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

INTERIM FINANCIAL REPORT

At 30 JUNE 2005

(UNAUDITED)

Table of contents

Income statement

For the first six months ended 30 June 2005 (unaudited) and 30 June 2004 (unaudited)

	Quarter to 30 June 2005	**Year to date 30 June 2005**	Quarter to 30 June 2004	Year to date 30 June 2004
	€ million	**€ million**	€ million	€ million
Interest and similar income				
From loans	**97.6**	**191.1**	72.8	139.6
From fixed-income debt securities and other interest	**89.9**	**158.3**	53.5	107.3
Interest expense and similar charges	**(95.2)**	**(170.7)**	(50.0)	(93.7)
Net interest income	**92.3**	**178.7**	**76.3**	**153.2**
Net fee and commission income	**2.0**	**4.4**	3.9	7.6
Dividend income from share investments	**52.4**	**57.2**	34.9	38.9
Net gains from share investments	**160.7**	**432.9**	3.9	47.3
Net (losses)/gains from Treasury investments	**(3.3)**	**(3.9)**	11.6	6.2
Fair value movement on non-qualifying hedges	**(12.6)**	**(12.3)**	14.3	10.0
Operating income	**291.5**	**657.0**	**144.9**	**263.2**
General administrative expenses *	**(60.5)**	**(101.1)**	(40.8)	(72.3)
Depreciation and amortisation	**(4.9)**	**(9.6)**	(4.0)	(8.0)
Operating profit before provisions	**226.1**	**546.3**	**100.1**	**182.9**
Provisions for impairment of loan investments	**(7.4)**	**(4.3)**	5.4	6.9
Net profit for the period	**218.7**	**542.0**	**105.5**	**189.8**

* General administrative expenses are presented in the income statement after the deferral of direct costs, for the first six months of 2005, of €3.0 million (2004: €12.9 million) relating to loan origination and commitment maintenance. Such costs, together with associated fees of €12.1 million (2004: €20.5 million), have been deferred to the balance sheet in accordance with IAS 18 and will be recognised in interest income over the period from disbursement to repayment of the related loans. The decrease in costs deferred compared to the first six months of 2004 reflects current interpretation of International Financial Reporting Standards which restricts the types of direct costs which qualify for deferral. General administrative expenses excluding the deferred costs were €104.1 million for the first six months compared to €85.2 million for the same period in 2004.

Balance sheet

At 30 June 2005 (unaudited) and 31 December 2004 (audited)

	€ million	30 June 2005 € million	€ million	31 December 2004 € million
Assets				
Placements with and advances to credit institutions	**4,821.9**		684.5	
Collateralised placements	**1,430.1**		1,752.8	
Debt securities	**6,109.0**		6,125.7	
		12,361.0		8,563.0
Other assets				
Derivative financial instruments	**2,693.3**		2,622.0	
Other	**1,114.6**		709.6	
		3,807.9		3,331.6
Loans and share investments				
Loans	**7,874.3**		7,725.8	
Less: Provisions for impairment	**(525.3)**		(507.5)	
	7,349.0		7,218.3	
Share investments	**3,106.4**		2,651.8	
		10,455.4		9,870.1
Intangible assets		**15.5**		18.1
Property, technology and office equipment		**11.8**		13.6
Paid-in capital receivable		**328.5**		567.7
Total assets		**26,980.1**		22,364.1
Liabilities and members' equity				
Borrowings				
Amounts owed to credit institutions	**964.5**		913.3	
Debts evidenced by certificates	**15,871.3**		12,965.6	
		16,835.8		13,878.9
Other liabilities				
Derivative financial instruments	**593.1**		677.9	
Other	**1,484.3**		824.6	
		2,077.4		1,502.5
Total liabilities		**18,913.2**		15,381.4
Members' equity				
Subscribed capital	19,789.5		19,789.5	
Callable capital	(14,592.8)		(14,592.8)	
Paid-in capital		**5,196.7**		5,196.7
Reserves and retained earnings		**2,870.2**		1,786.0
Total members' equity		**8,066.9**		6,982.7
Total liabilities and members' equity		**26,980.1**		22,364.1
Memorandum items				
Undrawn commitments		**5,386.0**		5,179.2

ıtement of changes in members' equity for the six months ended 30 June 2005 (unaudited) and 30 June 2004 (unaudited)

				General reserve		Total reserves	Total
›r the period ended 30 June 2005	Subscribed capital € million	Callable capital € million	Special reserve € million	Other reserves € million	Retained earnings € million	and retained earnings € million	members' equity € million
: 31 December 2003	19,789.5	(14,592.8)	162.9	401.0	425.7	989.6	6,186.3
ternal tax for the period	-	-	-	2.5	-	2.5	2.5
ualifying fees and commissions from the prior year	-	-	10.8	-	(10.8)	-	-
et fair value movement of available-for-sale investments ·r the period	-	-	-	169.5	-	169.5	169.5
et fair value movement of cash flow hedges for the period	-	-	-	13.0	-	13.0	13.0
eserves transfer				12.0	(12.0)	-	-
et profit for the period	-	-	-	-	189.8	189.8	189.8
ₜt 30 June 2004	19,789.5	(14,592.8)	173.7	598.0	592.7	1,364.4	6,561.1
ₜt 31 December 2004	19,789.5	(14,592.8)	173.7	914.6	697.7	1,786.0	6,982.7
ıternal tax for the period	-	-	-	2.3	-	2.3	2.3
)ualifying fees and commissions from the prior year	-	-	13.9	-	(13.9)	-	-
'ransitional restatement of opening balances	-	-	-	160.8	-	160.8	160.8
let fair value movement of available-for-sale investments ɔr the period	-	-	-	376.1	-	376.1	376.1
let fair value movement of cash flow hedges for the period	-	-	-	3.0	-	3.0	3.0
ɛserves transfer	-	-	-	6.9	(6.9)	-	-
let profit for the period	-	-	-	-	542.0	542.0	542.0
ₜt 30 June 2005	**19,789.5**	**(14,592.8)**	**187.6**	**1,463.7**	**1,218.9**	**2,870.2**	**8,066.9**

ıe Bank implemented IAS 39 in 2001; the related movements in reserves reflect the movement in fair value of available-for-sale assets and cash flow hedges. In 2005, ıder the revised IAS 39, the Bank has chosen to designate its associate share investments and high risk equity funds as at fair value through profit or loss. Under the ansitional arrangements of the revised standard an opening restatement of €160.8 million has been made in reserves, reflecting the difference between the fair value of ese investments and the previous carrying amount. Reserves increased from €1.79 billion at the end of 2004 to €2.87 billion at 30 June 2005, primarily as a result of this ɔening restatement, the movement in net unrealised gains on available-for-sale share investments and the net profit for the period. €796.2 million of the Bank's total serves at 30 June 2005 represented unrealised gains, €187.6 million represented the special reserve, leaving €1,886.4 million unrestricted general reserves.

Statement of cash flows for the six months ended 30 June 2005 (unaudited) and 30 June 2004 (unaudited)

	€ million	Year to date 30 June 2005 € million	€ million	Year to date 30 June 2004 € million
Cash flows from operating activities				
Operating profit for the period [1]	542.0		189.8	
Adjustments for:				
Unwinding of the discount relating to impaired identified assets	(0.3)		(3.8)	
Fair value movement on capital receivable and associated hedges	(10.2)		(12.0)	
Net deferral and amortisation of fees and direct costs	(8.3)		(7.6)	
Internal taxation	2.3		2.5	
Net realised gains on share investments	(408.3)		(60.4)	
Net unrealised gains on share investments	(29.2)		-	
Impairment losses on share investments	4.6		13.1	
Unrealised (gains)/losses on dealing securities	(8.8)		18.9	
Realised gains on available-for-sale securities	(1.7)		(1.4)	
Foreign exchange losses/(gains)	0.6		(0.1)	
Profit on disposal of property, technology and office equipment	-		0.1	
Depreciation and amortisation	9.6		8.0	
Impairment losses on Treasury investments	0.2		13.8	
Gross provisions for impairment of loans	4.3		(6.9)	
Operating profit before changes in operating assets	96.8		154.0	
Decrease/(increase) in operating assets:				
Interest receivable and prepaid expenses	40.8		175.3	
Fair value movement	650.8		196.0	
Proceeds from repayments of loans	1,393.6		1,712.4	
Proceeds from prepayments of loans	322.9		363.2	
Funds advanced for loans	(1,365.6)		(2,387.8)	
Proceeds from sale of share investments	682.9		269.9	
Funds advanced for share investments	(167.8)		(247.5)	
Increase in operating liabilities:				
Interest payable and accrued expenses	(40.8)		354.7	
Net cash from operating activities		1,613.6		590.2
Cash flows from investing activities				
Proceeds from sale of available-for-sale securities	964.4		1,623.6	
Purchases of available-for-sale securities	(539.9)		(2,503.0)	
Proceeds from sale of property, technology and office equipment	-		(0.1)	
Purchase of property, technology and office equipment	(5.4)		(5.0)	
Net placements with credit institutions	-		45.6	
Net cash from/(used in) investing activities		419.1		(838.9)
Cash flows from financing activities				
Capital received	249.5		256.1	
Issue of debts evidenced by certificates	3,676.5		2,216.8	
Redemption of debts evidenced by certificates	(2,180.0)		(1,383.8)	
Net cash from financing activities		1,746.0		1,089.1
Net increase in cash and cash equivalents		3,778.7		840.4
Cash and cash equivalents at beginning of period		1,530.0		2,445.5
Cash and cash equivalents at 30 June*		5,308.7		3,285.9

*Cash and cash equivalents comprise the following amounts maturing within 3 months:

	2005 € million	2004 € million
Placements with and advances to credit institutions	4,817.8	3,353.9
Collateralised placements	1,445.4	1,086.6
Amounts owed to credit institutions	(954.5)	(1,154.6)
Cash and cash equivalents at 30 June	5,308.7	3,285.9

1: Operating profit includes dividends received of €57.2 million for the period to 30 June 2005 (2004: €38.9 million).

Explanatory notes

1. Establishment of the Bank

i Agreement Establishing the Bank

The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 30 June 2005 the Bank's shareholders comprised 60 countries, together with the European Community and the European Investment Bank.

ii Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected therewith in the United Kingdom are defined in the Agreement and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London upon the commencement of the Bank's operations on 15 April 1991.

2. A summary of significant accounting policies

i Accounting convention

The financial statements have been prepared in accordance with the Bank's Accounting Policies, which comply with International Financial Reporting Standards, as approved by the International Accounting Standards Board, and the overall principles of the European Community's Council Directive on the Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions.

Assets on the Bank's balance sheet are predominantly stated at fair value unless fair value cannot be reliably measured, in which case the assets concerned are held at cost. Assets held at cost include originated loans and other financial assets intended to be held to maturity except where they form part of a qualifying hedge relationship, in which case fair value measurement applies. Financial liabilities follow the historical cost convention unless representing short dealing positions or part of a qualifying hedge in which case fair value measurement applies. Financial assets and liabilities are recognised on the balance sheet when the Bank becomes a party to the contractual provisions of the instrument.

ii Financial statements presentation

The financial statements are presented in a manner consistent with the Bank's audited financial statements as of and for the year ended 31 December 2004 with the following exceptions which reflect the impact of revised International Financial Reporting Standards which have become effective in 2005:

- The Bank has chosen to avail of an exemption in the revised IAS 28, Investments in Associates, on the basis that it is considered similar to a venture capital organisation. As a result of this exemption the Bank has designated its associate share investments as "fair value through profit or loss". Such investments are measured at fair value in accordance with IAS 39, with changes in fair value recognised in profit or loss (i.e. the income statement) in the period of the change. The Bank has also chosen to designate its high risk equity fund portfolio in this category.
- The remainder of the Bank's share investment portfolio is measured at fair value on the balance sheet but with changes in fair value recognised through reserves, as disclosed in the "statement of changes in members' equity", until the financial asset is sold or determined to be impaired. At this time the cumulative profit or loss previously recognised in reserves is transferred to the income statement, within

- The basis of fair value for listed share investments is the quoted bid market price on the balance sheet date, or where there is no active market, by the use of valuation models populated with observable market data.
- Measuring unlisted share investments at fair value on the balance sheet under either of the above categories compared to the measurement basis at 31 December 2004 of historic cost less provisions for impairment.
- Movement in Treasury impairment levels are reported within operating income, compared to the provisions for impairment line for the year ended 31 December 2004.
- The Bank defers front-end fees and commitment fees in accordance with IAS 18, together with the related direct costs of originating and maintaining the commitment. These are then recognised in interest income using the effective interest method over the period from disbursement to repayment of the related loan. Historically these fees and expenses have been of a similar magnitude and the resulting adjustment to interest has not been material. Current interpretation of IFRS restricts the types of direct costs which qualify for deferral, leading to a reduction in the level of deferred costs in the first six months of 2005 compared to those deferred in 2004.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. For further information please refer to the Bank's audited financial statements as at 31 December 2004. The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2005.

3. Loans

	Sovereign loans € million	Non-sovereign loans € million	**Total loans € million**
Operating assets			
At 1 January 2005	1,925.1	5,800.7	**7,725.8**
Movement in fair value revaluation	(1.1)	(0.8)	**(1.9)**
Disbursements	141.2	1,224.4	**1,365.6**
Repayments and prepayments	(181.2)	(1,535.3)	**(1,716.5)**
Foreign exchange movements	158.1	355.4	**513.5**
Written off	-	(12.2)	**(12.2)**
At 30 June 2005	**2,042.1**	**5,832.2**	7,874.3
Impairment at 30 June 2005	(61.3)	(464.0)	**(525.3)**
Total operating assets net of impairment at 30 June 2005	**1,980.8**	**5,368.2**	**7,349.0**
Total outstanding disbursements net of impairment at 31 December 2004	1,867.4	5,350.9	7,218.3

At 30 June 2005 the Bank categorised 14 loans as impaired, totalling €69.3 million (31 December 2004: 17 loans totalling €85.8 million). Specific provisions on these assets amounted to €58.7 million (31 December 2004: €72.0 million).

4. Share investments

	Fair value through profit or loss[1]			Available-for-sale[2]			
	Unlisted	Listed	Total	Unlisted	Listed	Total	**Total**
	€ million	€ million	€ million	€ million	€ million	€ million	**€ million**
Outstanding disbursements							
At 1 January 2005	-	-	-	1,887.4	544.6	2,432.0	**2,432.0**
Designated as at fair value through profit or loss	1,093.3	114.3	1,207.6	(1,093.3)	(114.3)	(1,207.6)	-
Transfer between unlisted and listed	(0.9)	0.9	-	(110.1)	110.1	-	-
Disbursements	87.8	-	87.8	36.5	43.5	80.0	**167.8**
Disposals	(119.9)	-	(119.9)	(89.2)	(63.0)	(152.2)	**(272.1)**
Written-off	(0.9)	-	(119.9)	(1.6)	-	(1.6)	**(2.5)**
At 30 June 2005	**1,059.4**	**115.2**	**1,174.6**	**629.7**	**520.9**	**1,150.6**	**2,325.2**
Fair value adjustment							
At 1 January 2005	-	-	-	(510.4)	730.2	219.8	**219.8**
Designated as fair value through profit or loss	(329.8)	112.4	(217.4)	329.8	(112.4)	217.4	-
Transitional restatement of opening balances	244.9	(84.1)	160.8	-	-	-	**160.8**
Movement in fair value revaluation	22.6	6.6	29.2	358.0	18.0	376.0	**405.2**
Impairment losses on available-for-sale share investments	-	-	-	(4.6)	-	(4.6)	**(4.6)**
At 30 June 2005	**(62.3)**	**34.9**	**(27.4)**	**172.8**	**635.8**	**808.6**	**781.2**
Fair value at 30 June 2005	**997.1**	**150.1**	**1,147.2**	**802.5**	**1,156.7**	**1,959.2**	**3,106.4**
Fair value at 31 December 2004	-	-	-	1,377.0	1,274.8	2,651.8	2,651.8

1. Share investments designated as at fair value through profit or loss financial assets consist of the Bank's associate share investments and high risk equity funds. Fair value movement on these investments is recognised in the income statement.

2. Share investments held as available-for-sale represent the Bank's non-associate share investments, excluding those which are within the high risk equity fund category. With the exception of impairment losses, the fair value movement on these investments is recognised in reserves

5. Borrowings

During the second quarter €1.0 billion was issued under the Bank's authorised medium- to long-term borrowing programme at an average cost of LIBOR less 33 basis points, with an average life of 4.3 years. For 2005 the authorised medium- to long-term borrowing programme is €1.5 billion supplemented by any early redemptions, buy-backs or issues called by or put to the Bank. At the end of the second quarter, the resulting remaining medium to long-term borrowing authority for 2005 stood at €0.6 billion. After taking into account early redemptions and buy-backs, outstanding medium to long-term debt at the end of the second quarter stood at €12.7 billion (at historical exchange rates) at an average cost of LIBOR less 34 basis points and with an average life of 7.9 years. The table below gives quarterly and cumulative details of medium- to long-term debt issues.

During the Period	Quarter to June 05			YTD 2005			YTD 2004		
	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity
Issued	1,025	33	4.3	1,186	36	4.3	1,851	35	7.1
Redemptions	463	40		728	40		604	44	
Buybacks	24	39		24	39		216	40	
Outstanding during period	12,440	34		12,361	34		12,693	35	
Outstanding at period end				12,671	34	7.9	13,163	34	8.4

6. Primary Segment Analysis

Business Segments

For management purposes the business of the Bank is comprised primarily of Banking and Treasury operations. Banking activities represent investment in projects which, in accordance with the Agreement, are made for the purpose of assisting the countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks, and assisting clients in asset and liability management matters.

Primary reporting format – business segment

	30 June 2005			30 June 2004		
€ million	**Banking**	**Treasury**	**Aggregated**	Banking	Treasury	Aggregated
Interest income	**191.1**	**148.1**	**339.2**	139.6	95.3	234.9
Other income	**494.5**	**(3.9)**	**490.6**	106.9	20.0	126.9
Fair value movement on paid-in capital receivable and associated hedges	**9.2**	**1.0**	**10.2**	10.8	1.2	12.0
Total segment revenue	**694.8**	**145.2**	**840.0**	257.3	116.5	373.8
Less interest expenses and similar charges	**(120.6)**	**(121.9)**	**(242.5)**	(78.6)	(68.9)	(147.5)
Allocation of capital benefit	**64.6**	**7.2**	**71.8**	48.4	5.4	53.8
Fair value movement on non-qualifying hedges	**-**	**(12.3)**	**(12.3)**	-	10.0	10.0
Less general administrative expenses	**(92.5)**	**(8.6)**	**(101.1)**	(65.2)	(7.1)	(72.3)
Less depreciation and amortisation	**(9.0)**	**(0.6)**	**(9.6)**	(7.5)	(0.5)	(8.0)
Segment result before provisions	**537.3**	**9.0**	**546.3**	154.4	55.4	209.8
Provisions for impairment of loans	**(4.3)**	**-**	**(4.3)**	(6.2)	(13.8)	(20.0)
Net profit for the period	**533.0**	**9.0**	**542.0**	148.2	41.6	189.8
Segment assets	**10,705.4**	**15,946.2**	**26,651.6**	9,200.7	15,028.7	24,229.4
Paid-in capital receivable			**328.5**			603.4
Total assets			**26,980.1**			24,832.8
Segment liabilities	**290.9**	**18,622.3**	**18,913.2**	225.2	18,046.5	18,271.7
Capital expenditure	**5.1**	**0.3**	**5.4**	4.7	0.3	5.0

The fair value movement on paid-in capital receivable and associated hedges amounted to €10.2 million (2004: €12.0 million). Allocation of the return on capital amounted to €71.8 million (2004: €53.8 million). Together, these total €82.0 million (2004: €65.8 million), which is the Bank's return on net paid-in capital used in segmental results.

Interest expenses and similar charges and the allocation of the return on capital total €170.7 million (2004: €93.7 million). This is the Bank's "interest expenses and similar charges" as reported in the income statement.

DOCUMENT OF THE EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

INTERIM FINANCIAL REPORT

At 30 JUNE 2005

(UNAUDITED)

Table of contents

Income statement

For the first six months ended 30 June 2005 (unaudited) and 30 June 2004 (unaudited)

	Quarter to 30 June 2005	**Year to date 30 June 2005**	Quarter to 30 June 2004	Year to date 30 June 2004
	€ million	**€ million**	€ million	€ million
Interest and similar income				
From loans	**97.6**	**191.1**	72.8	139.6
From fixed-income debt securities and other interest	**89.9**	**158.3**	53.5	107.3
Interest expense and similar charges	**(95.2)**	**(170.7)**	(50.0)	(93.7)
Net interest income	**92.3**	**178.7**	**76.3**	**153.2**
Net fee and commission income	**2.0**	**4.4**	3.9	7.6
Dividend income from share investments	**52.4**	**57.2**	34.9	38.9
Net gains from share investments	**160.7**	**432.9**	3.9	47.3
Net (losses)/gains from Treasury investments	**(3.3)**	**(3.9)**	11.6	6.2
Fair value movement on non-qualifying hedges	**(12.6)**	**(12.3)**	14.3	10.0
Operating income	**291.5**	**657.0**	**144.9**	**263.2**
General administrative expenses *	**(60.5)**	**(101.1)**	(40.8)	(72.3)
Depreciation and amortisation	**(4.9)**	**(9.6)**	(4.0)	(8.0)
Operating profit before provisions	**226.1**	**546.3**	**100.1**	**182.9**
Provisions for impairment of loan investments	**(7.4)**	**(4.3)**	5.4	6.9
Net profit for the period	**218.7**	**542.0**	**105.5**	**189.8**

* General administrative expenses are presented in the income statement after the deferral of direct costs, for the first six months of 2005, of €3.0 million (2004: €12.9 million) relating to loan origination and commitment maintenance. Such costs, together with associated fees of €12.1 million (2004: €20.5 million), have been deferred to the balance sheet in accordance with IAS 18 and will be recognised in interest income over the period from disbursement to repayment of the related loans. The decrease in costs deferred compared to the first six months of 2004 reflects current interpretation of International Financial Reporting Standards which restricts the types of direct costs which qualify for deferral. General administrative expenses excluding the deferred costs were €104.1 million for the first six months compared to €85.2 million for the same period in 2004.

Balance sheet

At 30 June 2005 (unaudited) and 31 December 2004 (audited)

	€ million	30 June 2005 € million	€ million	31 December 2004 € million
Assets				
Placements with and advances to credit institutions	**4,821.9**		684.5	
Collateralised placements	**1,430.1**		1,752.8	
Debt securities	**6,109.0**		6,125.7	
		12,361.0		8,563.0
Other assets				
Derivative financial instruments	**2,693.3**		2,622.0	
Other	**1,114.6**		709.6	
		3,807.9		3,331.6
Loans and share investments				
Loans	**7,874.3**		7,725.8	
Less: Provisions for impairment	**(525.3)**		(507.5)	
	7,349.0		7,218.3	
Share investments	**3,106.4**		2,651.8	
		10,455.4		9,870.1
Intangible assets		**15.5**		18.1
Property, technology and office equipment		**11.8**		13.6
Paid-in capital receivable		**328.5**		567.7
Total assets		**26,980.1**		22,364.1
Liabilities and members' equity				
Borrowings				
Amounts owed to credit institutions	**964.5**		913.3	
Debts evidenced by certificates	**15,871.3**		12,965.6	
		16,835.8		13,878.9
Other liabilities				
Derivative financial instruments	**593.1**		677.9	
Other	**1,484.3**		824.6	
		2,077.4		1,502.5
Total liabilities		**18,913.2**		15,381.4
Members' equity				
Subscribed capital	19,789.5		19,789.5	
Callable capital	(14,592.8)		(14,592.8)	
Paid-in capital		5,196.7		5,196.7
Reserves and retained earnings		2,870.2		1,786.0
Total members' equity		8,066.9		6,982.7
Total liabilities and members' equity		26,980.1		22,364.1
Memorandum items				
Undrawn commitments		5,386.0		5,179.2

ıtement of changes in members' equity for the six months ended 30 June 2005 (unaudited) and 30 June 2004 (unaudited)

				General reserve			
ır the period ended 30 June 2005	**Subscribed capital € million**	**Callable capital € million**	**Special reserve € million**	**Other reserves € million**	**Retained earnings € million**	**Total reserves and retained earnings € million**	**Total members' equity € million**
31 December 2003	19,789.5	(14,592.8)	162.9	401.0	425.7	989.6	6,186.3
ternal tax for the period	-	-	-	2.5	-	2.5	2.5
ıalifying fees and commissions from the prior year	-	-	10.8	-	(10.8)	-	-
ɛt fair value movement of available-for-sale investments r the period	-	-	-	169.5	-	169.5	169.5
et fair value movement of cash flow hedges for the period	-	-	-	13.0	-	13.0	13.0
eserves transfer				12.0	(12.0)	-	-
et profit for the period	-	-	-	-	189.8	189.8	189.8
t 30 June 2004	19,789.5	(14,592.8)	173.7	598.0	592.7	1,364.4	6,561.1
t 31 December 2004	19,789.5	(14,592.8)	173.7	914.6	697.7	1,786.0	6,982.7
ıternal tax for the period	-	-	-	2.3	-	2.3	2.3
ualifying fees and commissions from the prior year	-	-	13.9	-	(13.9)	-	-
ransitional restatement of opening balances	-	-	-	160.8	-	160.8	160.8
et fair value movement of available-for-sale investments or the period	-	-	-	376.1	-	376.1	376.1
et fair value movement of cash flow hedges for the period	-	-	-	3.0	-	3.0	3.0
eserves transfer	-	-	-	6.9	(6.9)	-	-
et profit for the period	-	-	-	-	542.0	542.0	542.0
t 30 June 2005	**19,789.5**	**(14,592.8)**	**187.6**	**1,463.7**	**1,218.9**	**2,870.2**	**8,066.9**

ıe Bank implemented IAS 39 in 2001; the related movements in reserves reflect the movement in fair value of available-for-sale assets and cash flow hedges. In 2005, ıder the revised IAS 39, the Bank has chosen to designate its associate share investments and high risk equity funds as at fair value through profit or loss. Under the ınsitional arrangements of the revised standard an opening restatement of €160.8 million has been made in reserves, reflecting the difference between the fair value of ɛse investments and the previous carrying amount. Reserves increased from €1.79 billion at the end of 2004 to €2.87 billion at 30 June 2005, primarily as a result of this ɛening restatement, the movement in net unrealised gains on available-for-sale share investments and the net profit for the period. €796.2 million of the Bank's total serves at 30 June 2005 represented unrealised gains, €187.6 million represented the special reserve, leaving €1,886.4 million unrestricted general reserves.

Statement of cash flows for the six months ended 30 June 2005 (unaudited) and 30 June 2004 (unaudited)

	€ million	Year to date 30 June 2005 € million	€ million	Year to date 30 June 2004 € million
Cash flows from operating activities				
Operating profit for the period [1]	542.0		189.8	
Adjustments for:				
Unwinding of the discount relating to impaired identified assets	(0.3)		(3.8)	
Fair value movement on capital receivable and associated hedges	(10.2)		(12.0)	
Net deferral and amortisation of fees and direct costs	(8.3)		(7.6)	
Internal taxation	2.3		2.5	
Net realised gains on share investments	(408.3)		(60.4)	
Net unrealised gains on share investments	(29.2)		-	
Impairment losses on share investments	4.6		13.1	
Unrealised (gains)/losses on dealing securities	(8.8)		18.9	
Realised gains on available-for-sale securities	(1.7)		(1.4)	
Foreign exchange losses/(gains)	0.6		(0.1)	
Profit on disposal of property, technology and office equipment	-		0.1	
Depreciation and amortisation	9.6		8.0	
Impairment losses on Treasury investments	0.2		13.8	
Gross provisions for impairment of loans	4.3		(6.9)	
Operating profit before changes in operating assets	96.8		154.0	
Decrease/(increase) in operating assets:				
Interest receivable and prepaid expenses	40.8		175.3	
Fair value movement	650.8		196.0	
Proceeds from repayments of loans	1,393.6		1,712.4	
Proceeds from prepayments of loans	322.9		363.2	
Funds advanced for loans	(1,365.6)		(2,387.8)	
Proceeds from sale of share investments	682.9		269.9	
Funds advanced for share investments	(167.8)		(247.5)	
Increase in operating liabilities:				
Interest payable and accrued expenses	(40.8)		354.7	
Net cash from operating activities		1,613.6		590.2
Cash flows from investing activities				
Proceeds from sale of available-for-sale securities	964.4		1,623.6	
Purchases of available-for-sale securities	(539.9)		(2,503.0)	
Proceeds from sale of property, technology and office equipment	-		(0.1)	
Purchase of property, technology and office equipment	(5.4)		(5.0)	
Net placements with credit institutions	-		45.6	
Net cash from/(used in) investing activities		419.1		(838.9)
Cash flows from financing activities				
Capital received	249.5		256.1	
Issue of debts evidenced by certificates	3,676.5		2,216.8	
Redemption of debts evidenced by certificates	(2,180.0)		(1,383.8)	
Net cash from financing activities		1,746.0		1,089.1
Net increase in cash and cash equivalents		3,778.7		840.4
Cash and cash equivalents at beginning of period		1,530.0		2,445.5
Cash and cash equivalents at 30 June*		5,308.7		3,285.9

*Cash and cash equivalents comprise the following amounts maturing within 3 months:

	2005 € million	2004 € million
Placements with and advances to credit institutions	4,817.8	3,353.9
Collateralised placements	1,445.4	1,086.6
Amounts owed to credit institutions	(954.5)	(1,154.6)
Cash and cash equivalents at 30 June	5,308.7	3,285.9

1: Operating profit includes dividends received of €57.2 million for the period to 30 June 2005 (2004: €38.9 million).

Explanatory notes

1. Establishment of the Bank

i Agreement Establishing the Bank

The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 30 June 2005 the Bank's shareholders comprised 60 countries, together with the European Community and the European Investment Bank.

ii Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected therewith in the United Kingdom are defined in the Agreement and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London upon the commencement of the Bank's operations on 15 April 1991.

2. A summary of significant accounting policies

i Accounting convention

The financial statements have been prepared in accordance with the Bank's Accounting Policies, which comply with International Financial Reporting Standards, as approved by the International Accounting Standards Board, and the overall principles of the European Community's Council Directive on the Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions.

Assets on the Bank's balance sheet are predominantly stated at fair value unless fair value cannot be reliably measured, in which case the assets concerned are held at cost. Assets held at cost include originated loans and other financial assets intended to be held to maturity except where they form part of a qualifying hedge relationship, in which case fair value measurement applies. Financial liabilities follow the historical cost convention unless representing short dealing positions or part of a qualifying hedge in which case fair value measurement applies. Financial assets and liabilities are recognised on the balance sheet when the Bank becomes a party to the contractual provisions of the instrument.

ii Financial statements presentation

The financial statements are presented in a manner consistent with the Bank's audited financial statements as of and for the year ended 31 December 2004 with the following exceptions which reflect the impact of revised International Financial Reporting Standards which have become effective in 2005:

- The Bank has chosen to avail of an exemption in the revised IAS 28, Investments in Associates, on the basis that it is considered similar to a venture capital organisation. As a result of this exemption the Bank has designated its associate share investments as "fair value through profit or loss". Such investments are measured at fair value in accordance with IAS 39, with changes in fair value recognised in profit or loss (i.e. the income statement) in the period of the change. The Bank has also chosen to designate its high risk equity fund portfolio in this category.
- The remainder of the Bank's share investment portfolio is measured at fair value on the balance sheet but with changes in fair value recognised through reserves, as disclosed in the "statement of changes in members' equity", until the financial asset is sold or determined to be impaired. At this time the cumulative profit or loss previously recognised in reserves is transferred to the income statement, within

- The basis of fair value for listed share investments is the quoted bid market price on the balance sheet date, or where there is no active market, by the use of valuation models populated with observable market data.
- Measuring unlisted share investments at fair value on the balance sheet under either of the above categories compared to the measurement basis at 31 December 2004 of historic cost less provisions for impairment.
- Movement in Treasury impairment levels are reported within operating income, compared to the provisions for impairment line for the year ended 31 December 2004.
- The Bank defers front-end fees and commitment fees in accordance with IAS 18, together with the related direct costs of originating and maintaining the commitment. These are then recognised in interest income using the effective interest method over the period from disbursement to repayment of the related loan. Historically these fees and expenses have been of a similar magnitude and the resulting adjustment to interest has not been material. Current interpretation of IFRS restricts the types of direct costs which qualify for deferral, leading to a reduction in the level of deferred costs in the first six months of 2005 compared to those deferred in 2004.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. For further information please refer to the Bank's audited financial statements as at 31 December 2004. The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2005.

3. Loans

	Sovereign loans € million	Non-sovereign loans € million	**Total loans € million**
Operating assets			
At 1 January 2005	1,925.1	5,800.7	**7,725.8**
Movement in fair value revaluation	(1.1)	(0.8)	**(1.9)**
Disbursements	141.2	1,224.4	**1,365.6**
Repayments and prepayments	(181.2)	(1,535.3)	**(1,716.5)**
Foreign exchange movements	158.1	355.4	**513.5**
Written off	-	(12.2)	**(12.2)**
At 30 June 2005	**2,042.1**	**5,832.2**	**7,874.3**
Impairment at 30 June 2005	(61.3)	(464.0)	**(525.3)**
Total operating assets net of impairment at 30 June 2005	**1,980.8**	**5,368.2**	**7,349.0**
Total outstanding disbursements net of impairment at 31 December 2004	1,867.4	5,350.9	7,218.3

At 30 June 2005 the Bank categorised 14 loans as impaired, totalling €69.3 million (31 December 2004: 17 loans totalling €85.8 million). Specific provisions on these assets amounted to €58.7 million (31 December 2004: €72.0 million).

4. Share investments

	Fair value through profit or loss[1]			Available-for-sale[2]			
	Unlisted € million	Listed € million	Total € million	Unlisted € million	Listed € million	Total € million	**Total € million**
Outstanding disbursements							
At 1 January 2005	-	-	-	1,887.4	544.6	2,432.0	**2,432.0**
Designated as at fair value through profit or loss	1,093.3	114.3	1,207.6	(1,093.3)	(114.3)	(1,207.6)	-
Transfer between unlisted and listed	(0.9)	0.9	-	(110.1)	110.1	-	-
Disbursements	87.8	-	87.8	36.5	43.5	80.0	**167.8**
Disposals	(119.9)	-	(119.9)	(89.2)	(63.0)	(152.2)	**(272.1)**
Written-off	(0.9)	-	(119.9)	(1.6)	-	(1.6)	**(2.5)**
At 30 June 2005	**1,059.4**	**115.2**	**1,174.6**	**629.7**	**520.9**	**1,150.6**	**2,325.2**
Fair value adjustment							
At 1 January 2005	-	-	-	(510.4)	730.2	219.8	**219.8**
Designated as at fair value through profit or loss	(329.8)	112.4	(217.4)	329.8	(112.4)	217.4	-
Transitional restatement of opening balances	244.9	(84.1)	160.8	-	-	-	**160.8**
Movement in fair value revaluation	22.6	6.6	29.2	358.0	18.0	376.0	**405.2**
Impairment losses on available-for-sale share investments	-	-	-	(4.6)	-	(4.6)	**(4.6)**
At 30 June 2005	**(62.3)**	**34.9**	**(27.4)**	**172.8**	**635.8**	**808.6**	**781.2**
Fair value at 30 June 2005	**997.1**	**150.1**	**1,147.2**	**802.5**	**1,156.7**	**1,959.2**	**3,106.4**
Fair value at 31 December 2004	-	-	-	1,377.0	1,274.8	2,651.8	2,651.8

1. Share investments designated as at fair value through profit or loss financial assets consist of the Bank's associate share investments and high risk equity funds. Fair value movement on these investments is recognised in the income statement.

2. Share investments held as available-for-sale represent the Bank's non-associate share investments, excluding those which are within the high risk equity fund category. With the exception of impairment losses, the fair value movement on these investments is recognised in reserves

5. Borrowings

During the second quarter €1.0 billion was issued under the Bank's authorised medium- to long-term borrowing programme at an average cost of LIBOR less 33 basis points, with an average life of 4.3 years. For 2005 the authorised medium- to long-term borrowing programme is €1.5 billion supplemented by any early redemptions, buy-backs or issues called by or put to the Bank. At the end of the second quarter, the resulting remaining medium to long-term borrowing authority for 2005 stood at €0.6 billion. After taking into account early redemptions and buy-backs, outstanding medium to long-term debt at the end of the second quarter stood at €12.7 billion (at historical exchange rates) at an average cost of LIBOR less 34 basis points and with an average life of 7.9 years. The table below gives quarterly and cumulative details of medium- to long-term debt issues.

During the Period	**Quarter to June 05**			**YTD 2005**			**YTD 2004**		
	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity
Issued	1,025	33	4.3	1,186	36	4.3	1,851	35	7.1
Redemptions	463	40		728	40		604	44	
Buybacks	24	39		24	39		216	40	
Outstanding during period	12,440	34		12,361	34		12,693	35	
Outstanding at period end				12,671	34	7.9	13,163	34	8.4

6. Primary Segment Analysis

Business Segments

For management purposes the business of the Bank is comprised primarily of Banking and Treasury operations. Banking activities represent investment in projects which, in accordance with the Agreement, are made for the purpose of assisting the countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks, and assisting clients in asset and liability management matters.

Primary reporting format – business segment

	30 June 2005			30 June 2004		
€ million	**Banking**	**Treasury**	**Aggregated**	Banking	Treasury	Aggregated
Interest income	**191.1**	**148.1**	**339.2**	139.6	95.3	234.9
Other income	**494.5**	**(3.9)**	**490.6**	106.9	20.0	126.9
Fair value movement on paid-in capital receivable and associated hedges	**9.2**	**1.0**	**10.2**	10.8	1.2	12.0
Total segment revenue	**694.8**	**145.2**	**840.0**	257.3	116.5	373.8
Less interest expenses and similar charges	**(120.6)**	**(121.9)**	**(242.5)**	(78.6)	(68.9)	(147.5)
Allocation of capital benefit	**64.6**	**7.2**	**71.8**	48.4	5.4	53.8
Fair value movement on non-qualifying hedges	**-**	**(12.3)**	**(12.3)**	-	10.0	10.0
Less general administrative expenses	**(92.5)**	**(8.6)**	**(101.1)**	(65.2)	(7.1)	(72.3)
Less depreciation and amortisation	**(9.0)**	**(0.6)**	**(9.6)**	(7.5)	(0.5)	(8.0)
Segment result before provisions	**537.3**	**9.0**	**546.3**	154.4	55.4	209.8
Provisions for impairment of loans	**(4.3)**	**-**	**(4.3)**	(6.2)	(13.8)	(20.0)
Net profit for the period	**533.0**	**9.0**	**542.0**	148.2	41.6	189.8
Segment assets	**10,705.4**	**15,946.2**	**26,651.6**	9,200.7	15,028.7	24,229.4
Paid-in capital receivable			**328.5**			603.4
Total assets			**26,980.1**			24,832.8
Segment liabilities	**290.9**	**18,622.3**	**18,913.2**	225.2	18,046.5	18,271.7
Capital expenditure	**5.1**	**0.3**	**5.4**	4.7	0.3	5.0

The fair value movement on paid-in capital receivable and associated hedges amounted to €10.2 million (2004: €12.0 million). Allocation of the return on capital amounted to €71.8 million (2004: €53.8 million). Together, these total €82.0 million (2004: €65.8 million), which is the Bank's return on net paid-in capital used in segmental results.

Interest expenses and similar charges and the allocation of the return on capital total €170.7 million (2004: €93.7 million). This is the Bank's "interest expenses and similar charges" as reported in the income statement.

EBRD press release

European Bank
for Reconstruction and Development

FOR IMMEDIATE RELEASE
Date: 22 September 2005

Contact: Jazz Singh
Tel: +44 20 7338 7931
Email: singhja@ebrd.com
Visit: www.ebrd.com

EBRD invests €1.14 billion in first half 2005

The EBRD committed €1.14 billion in new investments in the six months ended 30 June, compared to €1.43 billion in the same period in 2004, bringing total commitments in its countries of operations to €27.5 billion. Capital mobilised on the back of its own investments from external financiers reached €58.2 billion.

The EBRD's first-half profit after provisions was €542 million, compared to €190 million for the same period last year, primarily reflecting strong returns from the equity project portfolio including a number of full and partial exits.

The EBRD signed 47 projects in the first half, up 13 per cent from the corresponding period in 2004. Projects included the first municipal infrastructure project in a city in Ukraine without a sovereign guarantee (Dnipropetrovsk); support to foreign investment in the region, for example Gaz de France in Romania; and financing to improve the banking sector in the region by supporting private banks in Russia and Azerbaijan to be more competitive with state-owned banks. The Bank mobilised an additional €1.6 billion from external financiers in the first half.

As at 30 June 2005 the Bank had authorised capital of €20 billion, paid-in capital and reserves of €8.07 billion and cumulative impairment provisions on its loan portfolio of €567.6 million. Because the Bank restated its portfolio of unlisted share investments on a fair-value basis effective 1 January 2005, it can no longer take impairment provisions on such investments.

Steven Kaempfer, Vice President, Finance and Acting First Vice President, said that the EBRD has had an encouraging operational and financial performance for the first half of the year during which the Bank signed more projects than a year earlier, benefiting a wider number of businesses and people mainly in the less advanced transition countries.

Geographically, around 17 per cent of new investments in the first half of 2005 were in the advanced transition countries (compared to 34 per cent in the first half of 2004), 66 per cent in the early and intermediate transition countries (compared to 48 per cent) and 17 per cent in Russia (compared to 18 per cent).

Note to editors

Advanced transition countries:
Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovak Republic, Slovenia.

Early and intermediate transition countries: Albania, Armenia, Azerbaijan, Belarus, Bosnia and Herzegovina, Bulgaria, FYR Macedonia, Georgia, Kazakhstan, Kyrgyz Republic, Moldova, Romania, Serbia and Montenegro, Tajikistan, Turkmenistan, Ukraine, Uzbekistan.

###

The EBRD, owned by 60 countries and two intergovernmental institutions, aims to foster the transition from centrally planned to market ... and the Commonwealth of Independent States.